UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

CYBERMESH INTERNATIONAL CORP.
(Exact name of registrant as specified in its corporate charter)

000-52207 (Commission File No.)

Nevada
(State or other jurisdiction of incorporation or	98-0512139
organization)	(I.R.S. Employer Identification No.)

#200 – 245 East Liberty Street, Reno, Nevada 89501
(Address of principal executive offices)

1-888-597-8899
(Issuer's telephone number)

Approximate Date of Mailing: May 20, 2008

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CYBERMESH INTERNATIONAL CORP. INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about May 20, 2008 to the holders of record as at April 21, 2008, of shares of common stock, par value $0.001 per share, of our company Cybermesh International Corp., a Nevada corporation incorporated on September 27, 2004, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of Regulation 14E, promulgated under the Exchange Act.

On February 28, 2008, we entered into an asset purchase agreement to acquire the principal assets of Cyber Mesh Systems Inc. (“Cyber Mesh”), a private British Columbia corporation. Cyber Mesh is an internet-based research and development technology company that develops and promotes advanced Internet Television (IPTV), Digital Phone (VOIP) and wireless network solutions. In order to acquire Cyber Mesh’s assets, which primarily consist of proprietary software, hardware technology, patents, trademarks, trade names and other intellectual property, we agreed to issue 8,500,000 shares of our restricted common stock to Cyber Mesh and to forgive a $100,000 loan previously made by our company to Cyber Mesh. Additionally, in consideration for the services to be provided to us and as a signing bonus for entering into management agreements with our company we issued 8,000,000 shares of our restricted common stock to David Holmes, a founder and principal of Cyber Mesh, and 6,000,000 shares of our restricted common stock to Marc Santos, a founder and principal of Cyber Mesh.

The shares to be issued under the Agreement will be deposited into escrow with 50% of the shares being released to each party within five days of completion of the Agreement and the remaining 50% being released to each party being the earlier of the first anniversary of the completion of the Agreement or termination of the management employment agreement by the company.

On March 3, 2008, a total of 22,500,000 of our common stock were issued pursuant to the Agreement and deposited into escrow. We expect the closing of the Agreement to be finalized before our year end May 31, 2008.

The asset purchase agreement contemplates that, immediately upon the closing of the asset purchase agreement, new directors would be appointed to our board of directors which, when appointed, will constitute a majority of the members of our board of directors. These new directors are to be David Holmes and Marc Santos and will be appointed on the later of the closing of the asset purchase agreement or ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

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THE ASSET PURCHASE Business of Cyber Mesh Systems Inc.

Cyber Mesh Systems Inc., a private British Columbia corporation, is is an internet-based research and development technology company that develops and promotes advanced Internet Television (IPTV), Digital Phone (VOIP) and wireless network solutions.

Asset Purchase Agreement

Pursuant to the asset purchase agreement, our company has agreed to acquire all of the principal assets of Cyber Mesh Systems Inc. as of the closing date. Upon completion of the asset purchase agreement, we will issue approximately 22,500,000 shares of our common stock to Cyber Mesh Systems Inc., David Holmes and Marc Santos, which will equal approximately 50% of our issued and outstanding shares of our common stock as of the closing date of the asset purchase agreement. These shares were issued on March 3, 2008.

The common shares of our company to be issued to Cyber Mesh Systems Inc., David Holmes and Marc Santos upon the closing of the asset purchase agreement will not be registered under the Securities Act of 1933, as amended, or under the securities laws of any state in the United States, and were issued in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and an exemption from the registration and prospectus requirements of the Securities Act (British Columbia).

Conditions Precedent to the Closing of the Asset Purchase Agreement

As set out in the asset purchase agreement, the closing of the asset purchase agreement was subject to the satisfaction of certain conditions precedent, including, among others, the following:

1.	The representations and warranties of Cyber Mesh Systems Inc., David Holmes, Marc Santos and our company set forth in the asset purchase agreement remain true, correct and complete in all respects as of the closing;

2.	All of the covenants and obligations that the respective parties are required to perform or to comply with pursuant to the asset purchase agreement at or prior to the closing must have been performed and complied with in all material respects;

3.	Cyber Mesh Systems Inc. and our company having received duly executed copies of all third party consents and approvals contemplated by the asset purchase agreement, if any;

4.	Cyber Mesh Systems Inc. and our company having been reasonably satisfied with their due diligence investigations of the other party that is reasonable and customary in a similar transaction;

5.	Cyber Mesh Systems Inc. will have delivered to our company audited financial statements prepared in accordance with United States GAAP and audited by an independent auditor registered with the Public Company Accounting Oversight Board in the United States; and

6.	our company will adopt resolutions appointing nominees of Cyber Mesh Systems Inc. to the board of directors of our company.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of April 21, 2008 and the date of this Information Statement, there were and are 45,000,000 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares our common stock known by us to be owned beneficially as of April 21, 2008 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Current Beneficial Owners
Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Cyber Mesh Systems Inc. #302-3602 Gilmore Way, Burnaby, B.C. V5G 4W9	8,500,000	18.89%
Common Stock	David Holmes #305-8828 Hudson Street, Vancouver, B.C. V6P 4N2	8,000,000	17.78%
Common Stock	Marc Santos #1008-1007 Cambie Street, Vancouver, B.C. V6B 3E8	6,000,000	13.33%
Common Stock	Directors and Officers (nil) (as a group)	14,000,000	31.11%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 21, 2008. As of April 21, 2008, there were 45,000,000 common shares issued and outstanding.

Changes in Control

On March 3, 2008, there was a change in control of our company that occurred as a result of the issuance of 22,500,000 shares of our common stock as contemplated by the Asset Purchase Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

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Name	Age	Position with the Company	Served as a Director and Officer Since
Dudley Delapenha	74	President, Chief Executive Officer, Chief Accounting Officer, Chief Financial Officer, Secretary and Director	March 20, 2006
Marc Santos	34	President and Director	To be determined(1)
David Holmes	42	Chief Executive Officer and Director	To be determined(1)

(1)	Appointment to be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 of Regulation 14E thereunder; and (b) the date of completion of the asset purchase agreement.

Dudley Delapenha

Dudley Delapenha is responsible for implementing our investment projects, financial budgets and forecasts, overseeing research and development and human resources and marketing. Mr. Delapenha is also responsible for our overall direction and various initiatives as needed from time to time in maintaining our company, and overseeing our marketing and public relations efforts in maintaining current customers and attracting new customers.

Mr. Delapenha is a graduate of Syracuse University in the school of sales and marketing in 1977. From 1998 to 2000, Mr. Delapenha was the marketing director for Avani Water Corporation, of Vancouver, British Columbia, a bottled water manufacturing company, where he was responsible for all marketing initiatives for the organization.

From 2001 through 2003, Mr. Delapenha was the President of Key Elements Consulting, specializing in marketing and business plan preparation for various clients.

Marc Santos

Marc Santos has been the President and a founder of Cyber Mesh Systems Inc. (“Cyber Mesh”), a private British Columbia corporation, since its inception. His experience includes 10 years involvement in information systems equipment design as well as strategic planning, product development, and network implementation.

Prior to founding Cyber Mesh Systems Inc., Mr. Santos was the Western Canada Network Administrator for Andlauer Transportation Services from 1998 to January 2004.

David Holmes

David Holmes has been the Chief Executive Officer and a founder of Cyber Mesh Systems Inc. (“Cyber Mesh”), a private British Columbia corporation, since its inception. For the past five years, Mr. Holmes has been involved in building the technological foundation for Cyber Mesh’s core product areas. He also leads Cyber Mesh’s research and development efforts.

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Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.	being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.	being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Board Meetings and Committees

The board of directors of our company held no formal meetings during the most recently completed fiscal year. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

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A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, during our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last three fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

On April 21, 2006, 26 of our shareholders paid $ 5,000 to acquire 500,000 of our common shares at $0.01 per share. Of this total, 200,000 shares were purchased by our President, Dudley Delapenha. A further 200,000 were purchased by Robert Delapenha, of which 100,000 of these shares were subsequently allocated to 13 additional shareholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than reported in our annual report on Form 10-KSB filed on September 10, 2007, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

CORPORATE GOVERNANCE

Our board of directors has determined that we do not have a board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

EXECUTIVE AND DIRECTOR COMPENSATION

The particulars of compensation paid to the following persons:

(a)	our principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the year ended May 31, 2007; and

(c)	up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the year ended May 31, 2007, who we will collectively refer to as our named executive officers, of our company for the years ended May 31, 2007 and 2006, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officer, whose total compensation does not exceed $100,000 for the respective fiscal year:

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SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dudley Delapenha President, Chief Executive Officer, Chief Accounting Officer, Chief Financial Officer, Secretary and Director	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

There were no grants of stock options or stock appreciation rights to our executive officers and directors made during the fiscal years ended May 31, 2007 and May 31, 2006.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Compensation of Directors

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of common stock as awarded by our board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CYBERMESH INTERNATIONAL CORP.

/s/Dudley Delapenha President Dated: May 20, 2008

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